UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: April 8, 2011

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Reports Third and Fourth Quarter 2010 Unaudited Financial Results
Shanghai, China — April 7, 2011. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced its unaudited financial results for the quarters ended September 30 and December 31, 2010 today.
Financial Highlights:
Third Quarter 2010
•	Net revenues for the third quarter of 2010 increased by 4.8% quarter-over-quarter and increased by 4.3% year-over-year to RMB26.6 million (US$4.0 million).
•	Net loss for the third quarter of 2010 increased by 4.1% quarter-over-quarter but decreased by 6.9% year-over-year to RMB68.5 million (US$10.4 million).
Fourth Quarter 2010
•	Net revenues for the fourth quarter of 2010 increased by 8.2% quarter-over-quarter and increased by 37.7% year-over-year to RMB28.8 million (US$4.4 million).
•
Net loss for the fourth quarter of 2010 increased by 322.3% quarter-over-quarter and increased by 40.8% year-over-year to RMB289.5 million (US$43.9 million), which was mainly due to the non-cash impairment loss on an equity investment in a Korean online game developer and operator, amounting to RMB184.9 million (US$28.0 million).

Management Comments:
Commenting on the results of the second half of 2010, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “The second half of 2010 was a critical period for The9 to implement its global strategy. Thanks to the effort of all our employees, our global strategy has been thoroughly implemented in many aspects. First of all, our subsidiary based in California, Red 5 Studios, Inc. (“Red 5”), has been making good progress with Firefall, a promising and exciting FPS title expected to be launched in the U.S. in the fourth quarter of this year. Secondly, ShenXianZhuan, developed by our consolidated variable interest entity Hangzhou Fire Rain Network Technology Co., Limited (“Fire Rain”), will be launched in the domestic market in China in the third quarter of this year. Moreover, our mobile business has been gradually formed and we expect to launch The9 Game Center in the second quarter of this year. On top of that, our other new businesses started to generate more revenues, including web, SNS and IPTV games. Although today The9 is still incurring a loss, we hope to turn around in the near future as long as we stick to our global strategy.”
Discussion of The9’s Unaudited Third and Fourth Quarter 2010 Results
Revenues
For the third quarter of 2010, reported total net revenues were RMB26.6 million (US$4.0 million), which increased by 4.8% compared to RMB25.4 million (US$3.8 million) in the second quarter of 2010 and increased by 4.3% compared to RMB25.5 million in the third quarter of 2009. The quarter-over-quarter increase was primarily due to an increase in revenue stream from web and IPTV games which was partly offset by a slight decrease in revenue from several online games. The year-over-year increase was mainly due to the same reason.
For the fourth quarter of 2010, The9 reported total net revenues of RMB28.8 million (US$4.4 million), which increased by 8.2% compared to RMB26.6 million (US$4.0 million) in the third quarter of 2010 and increased by 37.7% compared to RMB20.9 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to increased revenue generated from the online game Kingdom Heroes 2 Online and web games. The year-over-year increase was primarily due to increased revenue generated from the online games World of Fighter and Kingdom Heroes 2 Online commercially launched this year, partly offset by a slight decrease in revenue from several other online games.

Gross Profit (Loss)
Gross profit for the third quarter of 2010 was RMB0.8 million (US$0.1 million) compared to gross loss of RMB4.6 million (US$0.7 million) in the second quarter of 2010 and gross loss of RMB8.1 million in the third quarter of 2009. The quarter-over-quarter difference was mainly because there was an impairment of prepaid royalties in the second quarter while there was no such impairment in the third quarter. The year-over-year difference was mainly contributed by the successful cost control in 2010.
Gross profit for the fourth quarter of 2010 was RMB1.6 million (US$0.2 million) compared to gross profit of RMB0.8 million (US$0.1 million) in the third quarter of 2010 and gross loss of RMB76.0 million in the fourth quarter of 2009. The significant gross loss in fourth quarter of 2009 was mainly due to the impairment of prepaid royalties, deferred costs and withholding tax of certain games while no such cost occurred in the fourth quarter of 2010.
Operating Expenses
For the third quarter of 2010, operating expenses were RMB79.0 million (US$12.0 million), representing a 5.3% increase from RMB75.0 million (US$11.4 million) in the second quarter of 2010 and a 27.7% decrease from RMB109.2 million in the third quarter of 2009. The quarter-over-quarter increase was primarily due to increased marketing expenses for Firefall and ShenXianZhuan, as well as increased general and administrative expenses mainly due to the increased overhead for Red 5. Those increases in expenses were partially offset by the decrease in share-based compensation. The year-over-year decrease was primarily due to the decrease in share-based compensation and professional fees included in general and administrative expenses.
For the fourth quarter of 2010, operating expenses were RMB118.7 million (US$18.0 million), representing a 50.3% increase from RMB79.0 million (US$12.0 million) in the third quarter of 2010 and a 17.7% decrease from RMB144.2 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to (i) the impairment of licensing fees and equipment, which amounted to RMB37.9 million (US$5.7 million) in the fourth quarter of 2010, while no such impairment occurred in the third quarter of 2010; and (ii) the increase in share-based compensation for additional equity awards granted in the fourth quarter of 2010. The year-over-year decrease was primarily due to the decrease in impairment loss of licensing fees and equipment.
For the fourth quarter of 2010, share-based compensation was RMB8.5 million (US$1.3 million), compared to RMB2.1 million (US$0.3 million) in the third quarter of 2010 and RMB13.9 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to additional equity awards granted, which will vest if The9 achieves certain income performance targets and the Company believes the achievement is probable. The year-over-year decrease was primarily due to the full amortization of share-based compensation expense for certain vested stock options.

Interest Income
Interest income for the third quarter of 2010 was RMB5.6 million (US$0.8 million), compared to RMB5.4 million (US$0.8 million) in the second quarter of 2010 and RMB7.2 million in the third quarter of 2009. Interest income for the fourth quarter of 2010 was RMB5.8 million (US$0.9 million), compared to RMB5.6 million (US$0.8 million) in the third quarter of 2010 and RMB7.4 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to increase in bank interest rate. The year-over-year decrease of interest income was primarily due to decrease in cash balances.
Other (Expenses) Income, net
Other expenses for the third quarter of 2010 was RMB0.1 million (US$0.02 million), compared to other expenses of RMB1.0 million (US$0.2 million) in the second quarter of 2010 and other income of RMB56.0 million in the third quarter of 2009. Other expenses in the third and second quarters of 2010 mainly represented exchange loss. Other income in the third quarter of 2009 mainly represented a government subsidy amounting to RMB54.2 million.
Other income for the fourth quarter of 2010 was RMB22.6 million (US$3.4 million), compared to other expenses of RMB0.1 million (US$0.02 million) in the third quarter of 2010 and other income of RMB6.1 million in the fourth quarter of 2009. Other income in the fourth quarter of 2010 mainly represented a government subsidy amounting to RMB23.0 million (US$3.5 million).
Impairment Loss on Investment
In the fourth quarter of 2010, we recognized an impairment loss on investment of RMB196.1 million (US$29.7 million), while there was no such impairment loss in the third quarter of 2010 and RMB10.3 million in the fourth quarter of 2009. The impairment loss was mainly related to the equity investment in a Korean online game developer and operator that did not perform as satisfactorily as was expected. We are entitled to receive RMB 66.2 million (US$10.0 million) from this Korean online game developer and operator as the investment price adjustment and wrote down the remaining carrying amount to its estimated fair value as of December 31, 2010.
Net (Loss) Income attributable to ordinary shareholders
For the third quarter of 2010, net loss attributable to ordinary shareholders was RMB68.5 million (US$10.4 million), representing a 4.1% increase from the net loss attributable to ordinary shareholders of RMB65.8 million (US$10.0 million) in the second quarter of 2010 and a 6.9% decrease from the net loss attributable to ordinary shareholders of RMB73.6 million in the third quarter of 2009.

Fully diluted loss per share and per ADS for the third quarter of 2010 was RMB2.73 (US$0.41), compared with RMB2.62 (US$0.40) in the second quarter of 2010 and RMB2.93 in the third quarter of 2009.
For the fourth quarter of 2010, net loss attributable to ordinary shareholders was RMB289.5 million (US$43.9 million), which increased by 322.3% from the net loss attributable to ordinary shareholders of RMB68.5 million (US$10.4 million) in the third quarter of 2010 and increased by 40.8% from the net loss attributable to ordinary shareholders of RMB205.5 million in the fourth quarter of 2009.
Fully diluted loss per share and per ADS for the fourth quarter of 2010 was RMB11.52 (US$1.75), compared with RMB2.73 (US$0.41) in the third quarter of 2010 and RMB8.18 in the fourth quarter of 2009.
Currency Convenience Translation
The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, which was RMB6.6000 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Measurement Period Adjustment on Purchase Accounting
In April 2010, we acquired a controlling interest in Red 5 and recognized preliminary provisional purchase price allocation amounts relating to acquired intangible assets, goodwill, deferred revenue, deferred tax liabilities and non-controlling interest. As of December 31, 2010, we received further information that existed on the acquisition date and completed our final purchase price allocations, which resulted in our provisional purchase price amounts being adjusted. Such adjustment are allowed pursuant to FASB Accounting Standards Codification 805, Business Combinations, in which companies may record preliminary provisional amounts which can be adjusted during the measurement period not exceeding one year from the acquisition date.
Form 20-F
On April 7, 2011, U.S. Eastern Time, The9 filed its annual report on Form 20-F for the year ended December 31, 2010 with the United States Securities and Exchange Commission (SEC). The report may be accessed in the Investor Relations section of the Company’s website at http://www.corp.the9.com. Upon request, The9 will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2010, which contains its audited consolidated financial statements for the three years ended December 2008, 2009 and 2010, free of charge, to its shareholders. Requests should be made to The9 Limited, No. 3 Building, No. 690, Bibo Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.

Conference Call / Webcast Information
The9’s management team will host a conference call on Thursday, April 7, 2011 at 9:00 PM, U.S. Eastern Time, corresponding to Friday, April 8, 2011 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2961, password “40209558”. In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-800-901-5231, password “40209558”. A replay of the call will be available through April 14, 2011. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “80687312”.
The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q & 4Q 2010 Earnings Conference Call” and follow the instructions.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9 directly, or through affiliates, operates licensed MMORPGs including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online in mainland China. The9 has also obtained exclusive licenses to operate other online games in mainland China, including Seoyugi, Planetside 2 and Free Realms. In addition, The9 operates its proprietary MMORPG World of Fighter, and web and SNS game Winning Goal, in mainland China and overseas. The9 is also developing various proprietary games, including ShenXianZhuan, Firefall and other MMORPG, web and SNS games. In 2010, The9 established its Mobile Business Unit to focus on mobile internet business.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/
— Tables follow —

THE9 LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter ended
	September 30,	December 31,	June 30,	Septermber 30,	December 31,	Septermber 30,	December 31,
	2009	2009	2010	2010	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues:
Online game services	25,744,962	20,712,264	25,927,886	24,919,958	28,710,174	3,775,751	4,350,026
Other revenues	1,156,721	1,335,380	847,357	2,999,818	1,776,925	454,518	269,231

	26,901,683	22,047,644	26,775,243	27,919,776	30,487,099	4,230,269	4,619,257

Sales Taxes	(1,410,747)	(1,150,060)	(1,407,912)	(1,333,741)	(1,719,965)	(202,082)	(260,601)

Net Revenues	25,490,936	20,897,584	25,367,331	26,586,035	28,767,134	4,028,187	4,358,656

Cost of Services	(33,606,420)	(96,909,129)	(29,944,864)	(25,816,583)	(27,120,332)	(3,911,603)	(4,109,141)

Gross (loss) Profit	(8,115,484)	(76,011,545)	(4,577,533)	769,452	1,646,802	116,584	249,515

Operating Expenses:
Product development	(26,291,516)	(30,496,768)	(39,089,303)	(37,405,254)	(34,971,378)	(5,667,463)	(5,298,694)
Sales and marketing	(20,709,170)	(18,539,240)	(11,486,818)	(16,053,768)	(17,456,542)	(2,432,389)	(2,644,931)
General and administrative	(62,174,821)	(46,454,604)	(24,434,288)	(25,545,598)	(28,295,880)	(3,870,545)	(4,287,255)
Impairment of equipment, intangible assets and goodwill	—	(48,671,892)	—	—	(37,949,452)	—	(5,749,917)

Total operating expenses:	(109,175,507)	(144,162,504)	(75,010,409)	(79,004,620)	(118,673,252)	(11,970,397)	(17,980,797)

Loss from operations	(117,290,991)	(220,174,049)	(79,587,942)	(78,235,168)	(117,026,450)	(11,853,813)	(17,731,282)
Interest income	7,188,006	7,402,843	5,381,655	5,568,241	5,812,347	843,673	880,659
Other (expenses) income , net	55,967,903	6,122,924	(1,036,375)	(141,422)	22,622,595	(21,428)	3,427,666

Loss before income tax (expense) benefit, gain on investment disposal, impairment loss on investment and share of (loss) in equity investments	(54,135,082)	(206,648,282)	(75,242,662)	(72,808,349)	(88,591,508)	(11,031,568)	(13,422,957)
Income tax (expense) benefit	(4,858,272)	11,092,063	(3,074)	42,150	(7,406,910)	6,386	(1,122,259)

Loss before gain on investment disposal, impairment loss on investment and share of (loss) in equity investments	(58,993,354)	(195,556,219)	(75,245,736)	(72,766,199)	(95,998,418)	(11,025,182)	(14,545,216)
Gain on investment disposal	—	—	6,827,900	—	—	—	—
Impairment loss on investment	(12,160,769)	(10,251,500)	—	—	(196,115,321)	—	(29,714,443)
Share of (loss) in equity investments, net of taxes	(677,625)	(1,429,471)	(1,933,730)	(1,679,511)	(2,699,207)	(254,471)	(408,971)

Net loss	(71,831,748)	(207,237,190)	(70,351,566)	(74,445,710)	(294,812,946)	(11,279,653)	(44,668,630)
Less: Net gain (loss) attributable to non-controlling interests	1,805,658	(1,714,026)	(4,533,331)	(5,909,026)	(5,358,832)	(895,307)	(811,944)

Net loss attributable to holders of ordinary shares	(73,637,406)	(205,523,164)	(65,818,235)	(68,536,684)	(289,454,114)	(10,384,346)	(43,856,686)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(2.93)	(8.18)	(2.62)	(2.73)	(11.52)	(0.41)	(1.75)

Weighted average number of shares outstanding
- Basic and diluted	25,094,283	25,119,580	25,121,645	25,121,645	25,121,781	25,121,645	25,121,781

Amount attributable to holders of ordinary shares	(73,637,406)	(205,523,164)	(65,818,235)	(68,536,684)	(289,454,114)	(10,384,346)	(43,856,686)

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31,	September 30,	December 31,	September 30,	December 31,
	2009	2010	2010	2010	2010
	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	1,675,081,345	1,455,866,744	1,416,189,294	220,585,870	214,574,135
Accounts receivable	920,214	5,938,043	10,712,252	899,703	1,623,068
Due from related parties	1,110,424	—	—	—	—
Advances to suppliers	44,132,089	47,267,092	52,054,494	7,161,681	7,887,045
Prepayments and other current assets	77,896,385	23,425,063	63,969,737	3,549,252	9,692,385
Prepaid royalties		15,974,597	15,615,493	2,420,393	2,365,984
Deferred costs	1,516,601	1,795,336	2,911,937	272,021	441,203
Deferred tax assets, current	2,139,896	2,139,896	—	324,227	—

Total current assets	1,802,796,954	1,552,406,771	1,561,453,207	235,213,147	236,583,820

Investments in equity investees	308,806,125	327,885,237	74,843,710	49,679,581	11,339,957
Property, equipment and software	75,977,200	67,639,731	58,061,464	10,248,444	8,797,192
Goodwill	—	10,656,312	10,548,323	1,614,593	1,598,231
Intangible assets	51,628,286	79,533,765	17,647,842	12,050,570	2,673,915
Land use right	79,877,847	78,437,164	77,956,936	11,884,419	11,811,657
Other long-term assets	603,910	20,267,046	56,827,902	3,070,765	8,610,288
Deferred tax assets, non-current	5,267,185	5,267,185	—	798,058	—

Total Assets	2,324,957,507	2,142,093,211	1,857,339,384	324,559,577	281,415,060

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	35,013,675	46,928,716	46,948,658	7,110,412	7,113,433
Income tax payable	29,947	—	—	—	—
Other taxes payable	6,270,518	6,935,764	5,437,764	1,050,873	823,904
Advances from customers	11,154,437	7,173,119	7,101,645	1,086,836	1,076,007
Deferred revenue, current	10,933,464	16,742,492	18,508,169	2,536,741	2,804,268
Refund of game points	196,401,440	196,357,298	195,993,716	29,751,106	29,696,018
Other payables and accruals	51,704,425	39,890,796	42,328,817	6,044,060	6,413,457

Total current liabilities	311,507,906	314,028,185	316,318,769	47,580,028	47,927,087

Deferred tax liabilities, non-current	—	5,863,265	5,803,848	888,373	879,371

Total Liabilities	311,507,906	319,891,450	322,122,617	48,468,401	48,806,458

Equity
Common shares (US$0.01 par value; 25,121,645 shares issued and outstanding as of December 31, 2009 and September 30, 2010, 25,124,147 shares issued and outstanding as of December 31, 2010)	2,051,712	2,051,713	2,051,878	310,866	310,891
Additional paid-in capital	2,069,616,975	2,083,606,331	2,091,113,883	315,697,929	316,835,437
Statutory reserves	28,071,982	28,071,982	28,071,982	4,253,331	4,253,331
Accumulated other comprehensive income	—	(1,518,362)	(2,096,698)	(230,055)	(317,682)
Retained deficit	(88,364,685)	(298,522,169)	(587,976,279)	(45,230,632)	(89,087,315)

Total The9 Limited shareholders’ equity	2,011,375,984	1,813,689,495	1,531,164,766	274,801,439	231,994,662
Non-controlling interests	2,073,617	8,512,266	4,052,001	1,289,737	613,940

Total equity	2,013,449,601	1,822,201,761	1,535,216,767	276,091,176	232,608,602

Total liabilities and equity	2,324,957,507	2,142,093,211	1,857,339,384	324,559,577	281,415,060